Exhibit 99.1

AMTD IDEA Group Announces a New Share Repurchase Program

PARIS & NEW YORK & SINGAPORE—(BUSINESS WIRE)— AMTD IDEA Group (“AMTD IDEA” or “Company”, NYSE: AMTD; SGX: HKB) announced today that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$20 million of its American depositary shares or ordinary shares until the end of the last business day of the first quarter in 2024, U.S. Eastern Time. The Company plans to adopt and implement this share repurchase program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policies.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b-5 requirements. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global capital markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system – the “AMTD SpiderNet”—AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

IR Office

AMTD IDEA Group

ir@amtdinc.com